October 26, 2010

Securities and Exchange Commission
Division of Corporate Finance
1 Station Place, N.E., Mail Stop 4631
Washington, D.C. 20549

Attention:	Terence O'Brien Accounting Branch Chief

Re:	Ceradyne, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 23, 2010 Proxy Statement Filed April 30, 2010 File No. 000-13059

Dear Mr. O’Brien:

On behalf of Ceradyne, Inc. (the “Company”), I acknowledge receipt of your letter dated October 20, 2010, in which the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) provided comments on the Company’s 1934 Act filings listed above.  Please be advised that we are reviewing the Staff’s comments and intend to provide our responses within 10 business days from the date of your letter, or as soon thereafter as is practicable.

We received your letter as we were in the process of finalizing our Report on Form 10-Q for the third quarter ended September 30, 2010, which we are filing with the Commission today.  To the extent practicable, we have included additional or modified disclosures in our third quarter 10-Q Report in response to several of the Staff’s comments.  When we submit our complete responses to the Staff’s comments, we will include references to the particular disclosures in our third quarter 10-Q Report that are responsive to the Staff’s comments.

Sincerely,

/s/Jerrold J. Pellizzon
Jerrold J. Pellizzon
Chief Financial Officer

CC:           Tracey McKoy. Staff Accountant